Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

The following materials were posted on the Progress Energy, Inc. internal website on April 4, 2011.

Q&A on merger filing

April 4, 2011

What other filings will the companies make?

Today, Progress Energy and/or Duke Energy filed applications seeking regulatory approval with the North Carolina Utilities Commission (NCUC), the Federal Energy Regulatory Commission (which assesses market power-related issues) and the Kentucky Public Service Commission (to approve the merger). Last week, the companies made filings with the Nuclear Regulatory Commission related to license transfers.

The companies also will make filings with the Federal Communications Commission for certain license transfers.

Duke Energy has filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission, and both companies have made Hart-Scott-Rodino Antitrust Improvements Act filings with the Department of Justice and the Federal Trade Commission.

Although there are no merger-specific regulatory approvals required in Indiana, Ohio or Florida, the companies will continue to update the public service commissions in those states on the merger, as requested. The merger requires modifications to several existing affiliate agreements; we will file those with our various state commissions for approval, as applicable.

What will the companies file in South Carolina?

This month, the companies will make merger-related filings with the S.C. Public Service Commission, including filings seeking approval of the joint-dispatch agreement. Both Duke Energy Carolinas and Progress Energy Carolinas operate as single utility systems across the North Carolina-South Carolina border. And the joint-dispatch agreement only affects those two Carolinas utilities and their customers.

How long do you expect approvals to take?

Duke Energy and Progress Energy will seek to complete the merger by the end of 2011, but the timing will depend upon satisfactory regulatory approval by all the necessary authorities.

How soon after the approvals will the companies be merged?

The companies will continue to operate independently until the merger receives all needed regulatory approvals and the merger is completed. At that time, the companies will begin combining their organizations. In the Carolinas, Progress Energy Carolinas and Duke Energy Carolinas will continue to operate as separate utilities with separate rate structures in their existing service territories, but the companies expect to jointly dispatch the two generation fleets as a single system to serve both utilities’

customers. The companies have begun the process of planning for the integration of their work forces and processes. That process is expected to take several months.

How will the joint generation dispatch work?

Duke Energy Carolinas’ and Progress Energy Carolinas’ generation resources will be dispatched as a single system to meet the two utilities’ retail and firm wholesale customers’ energy requirements at the lowest cost.

How much do you expect to save through jointly dispatching the generation systems?

The creation of joint-dispatch capability (or the ability to operate the two independent generating systems as a single system in support of the two utilities) is expected to reduce the combined company’s fuel costs by at least $360 million in the first five years after the merger is completed (2012-2016). These savings come from the use of the combined system’s lowest-cost generation to meet our total customer demand. The savings (which will offset fuel cost increases) will flow to customers through the annual adjustment of the fuel component in retail rates, beginning in 2012.

How will the joint-dispatch savings be allocated between the utilities and between North Carolina and South Carolina?

We are developing an energy and savings allocation process that will review dispatch operations and energy use after the fact to provide a clear means of measuring the joint-dispatch savings and a fair method of allocating those savings between the utilities and their customers.

Will the two utilities be combined at some point?

It is anticipated that Duke Energy Carolinas and Progress Energy Carolinas will be combined into a single utility at some point in the future. In the meantime, the two utilities will continue to operate as separate entities with separate rate schedules. Before any such combination occurs, software, computer systems, business practices, procedures and equipment must be standardized and other issues resolved.

What will the N.C. Utilities Commission’s review involve?

By law, the NCUC must determine whether the merger is “justified by the public convenience and necessity.” The broad standard allows the commission to consider expected benefits, costs, service quality impacts and other factors.

By combining the generating fleets, are the companies able to reduce the costs of planned generation additions?

Yes. By combining the generating fleets, planning and operating them as a single system, the companies expect to realize efficiencies in location, timing and other factors associated with making large capital investments in new resources.

Are there any other direct savings for Carolinas customers associated with the combination?

Further fuel savings are anticipated as the companies leverage best practices for fuel procurement and use, including rail transportation services and coal blending practices, purchases of limestone and other reagents used for emission reduction and elimination of duplicative fuel-related functions. These initiatives are estimated to save a total of more than $330 million in the first five years after the merger is completed (2012-2016).

Are there any additional benefits for wholesale customers?

The combination will allow Progress Energy Carolinas and Duke Energy Carolinas to implement a single Open Access Transmission Tariff for our service territories. The tariff will reduce the cost for wholesale customers to move power between and through both utility systems and pay one transmission charge (versus two today).

What other longer-term savings opportunities will there be?

Other savings should occur over time as a result of the combination and integration of the companies’ information technology systems, supply-chain functions, generation operations, corporate and administrative programs and inventories. Those savings will be reflected in customer rates over time as they are achieved.

Will there be layoffs?

Initial cost savings estimated for this merger are based on fuel-related efficiencies, the combination and integration of the companies’ information technology systems, supply-chain functions, generation operations, corporate and administrative programs and inventories.

The cost savings described in the filings do not reflect any savings associated with involuntary workforce reductions. Over time, Progress Energy and Duke Energy do expect their combined workforces to be reduced compared to continued operation as unaffiliated companies. To the maximum extent possible, the companies will manage these reductions through normal retirements, employee attrition, possible voluntary retirement programs and similar measures, rather than through forced layoffs.

Will the merger result in a rate reduction?

The savings from operating as a larger entity will help offset the impact of expected rate increases in the next few years. Costs will continue to rise as aging infrastructure is replaced and to pay for likely changes in federal and state regulations and numerous other external factors, but the merger should enable the utilities to make these significant investments with lower overall impact to customers.

Is the size of the combined company a factor in determining future rates for consumers?

Operating as a larger entity better positions the company to make significant capital investments in replacement of aging infrastructure and in clean energy technologies, with lower overall impact to customers.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy. These materials are not yet final and may be amended. Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.